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                             June 29, 2021

       Patrick F. Hart
       President and Chief Executive Officer of Frontier Fund Management LLC Frontier Funds
       c/o Frontier Fund Management, LLC
       25568 Genesee Trail Road
       Golden, Colorado 80401

                                                        Re: Frontier Funds
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed March 31,
2021
                                                            File No. 000-51274

       Dear Mr. Hart:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Independent Auditors Report, page F-78

   1.                                                   Please amend your
filing to include an independent auditor   s report for the Trading
                                                        Companies of the
Frontier Fund or tell us why audited financial statements are not required.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Patrick F. Hart
Frontier Funds
June 29, 2021
Page 2

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 if you have any questions.



FirstName LastNamePatrick F. Hart                        Sincerely,
Comapany NameFrontier Funds
                                                         Division of
Corporation Finance
June 29, 2021 Page 2                                     Office of Finance
FirstName LastName